Barry J. Miller

13321 Ludlow Street

Huntington Woods, MI 48070

Phone +1 248 232-8039

 bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

March 6, 2015

Anne Nguyen Parker, Esq.

Assistant Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EV Charging USA, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 26, 2015
File No. 333-201696

Dear Ms. Parker:

EV Charging USA, Inc. (the “Registrant”) has electronically filed Amendment No. 1 to the referenced Registration Statement on Form S1. This amendment is tagged to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated February 20, 2015, addressed to Brian C. Howe, President of the Registrant, which are numbered in the same manner as your comments.

Before responding to specific comments, we wish to advise that the amendment to the Registrant’s articles of incorporation referred to throughout the original Registration Statement, increasing the number of authorized shares of Common Stock to 6,000,000,000 with the Secretary of State of Nevada (the “Nevada Amendment”) has been filed and a copy of the amendment has been filed as Exhibit 3.6 to the amended Registration Statement. As a result of the filing of the Nevada amendment, all of the outstanding shares of Series D Preferred Stock were immediately and automatically converted into shares of Common Stock. Since the Series D Preferred Stock no longer exists, we have made extensive changes throughout the Registration Statement, such that it now relates only to the registration of common stock.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

We do not expect to present any graphics in the prospectus other than the corporate logo.

2.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include updated interim financial statements for the six months ended December 31, 2014 (and the comparative 2013 period), along with related financial information, such as MD&A.

Response:

We have complied with this comment.

3.	Filed amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have attached to the Registration Statement as Exhibit 23.1 a currently dated accountants’ consent and will comply with the remaining portion of your comment.

Prospectus Cover Page

4.	We note that you do not appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. In this regard, we note that the company had a registration statement on Form S-1 (File No. 333-165417) declared effective on April 26, 2010. Please revise this registration statement throughout as applicable or, alternatively, provide a detailed legal analysis as to why you believe the company qualifies as an “emerging growth company.”

Response:

We concur with your view and have revised accordingly.

5.	Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response:

As indicated your comment, a shell company is, among others, a company that has “no or nominal operations” and “minimal assets.” The comment correctly states that the Registrant has no revenues to date, but under Rule 405, the existence or absence of revenues is not a factor to be considered in determining whether an entity is a shell company. Even if it be assumed, contrary to the discussion below respecting Registrant’s operations, that the Registrant has no or nominal operations in addition to having no or nominal assets, we believe that the Commission does not view the Registrant as a shell company. In Footnote 172 to Securities Act Release No. 33-8869 (2007), which promulgated amendments to Rules 144 and 145 and extensively discussed shell companies, the Commission distinguished companies that have “no or nominal operations” and no concrete plans to become operating from those that have “no or nominal operations” and are implementing a plan to commence operations. That footnote makes it clear that the Commission did not intend to include “a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as [the Commission believes] that such a company does not meet the condition of having ‘no or nominal operations.’” The distinction appears to be between a corporate zombie and an entity that, however thin its resources, is acting purposefully to attain its goals. The description of Registrant’s business and its business plan, which have been augmented in accordance with your suggestions in other comments and in light of events that have occurred since the Registration Statement was filed and which are discussed in greater detail below, indicate that Registrant is clearly in the latter class.

This was also the view of the Commission prior to Release No. 33-8869. In a letter dated January 21, 2000, in response to an inquiry from the NASD (this exchange famously dubbed the “Worm-Wulff Letters”), the Staff stated that “A blank check company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.” [Underline added.]

The Registrant falls within the gloss of Footnote 172 and the Worm-Wulff Letters and, is therefore a startup company rather than a shell company.

However, we think that, far from having “no or nominal operations” or “no specific business plan or purpose,” the Registrant has a detailed and specific business plan, which is set forth in detail in the Registration Statement, and has taken and continues actively to take measures to implement it. In furtherance of that plan, the Registrant has rented office space, has entered into a contract under which it will purchase EV charging stations, has contacted and/or met with several potential customers, and has contacted and/or met with financing sources.

The Commission did not define in Footnote 172 the meaning of “a ‘startup company,’ or, in other words, a company with a limited operating history.” We believe that the term “startup company” should be viewed as essentially the same as a “development stage enterprise,” in the parlance of the accounting profession. Under SFAS 7,

8. [An] enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a) Planned principal operations have not commenced.

b) Planned principal operations have commenced, but there has been no significant revenue therefrom.

9. A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.

We believe that this definition represents the view of the Commission because the registration statements of development stage enterprises, many with precarious financial condition and uncertain prospects, are regularly declared effective without stating that they are shell companies. We also believe that it is evident from reading of the material quoted above that the Registrant is a development stage enterprise and note that the Registrant’s independent public accountant has concurred in that view.

For the above reasons, we believe that the Registrant is “a ‘startup company,’ or, in other words, a company with a limited operating history” and not a shell company.

6.	We note your disclosure in the second paragraph that the company intends to file an amendment to its articles of incorporation on or about February 5, 2015 providing for an additional 1 billion of authorized shares of common stock. In this regard, we note your disclosure on page 22 that the company’s articles of incorporation, as amended, provide for the issuance of 500,000,000 shares of common stock. We also note that the company filed a definitive information statement on January 13, 2015 which states that the company intends to file an amendment to its articles of incorporation to increase its authorized shares of common stock to 6 billion shares. Please reconcile and revise the prospectus throughout as applicable to clarify whether you intend to increase the authorized shares of common stock to 1.5 billion shares or 6 billion shares. Please also advise regarding the status of this amendment to the company’s articles of incorporation.

Response:

We believe that the changes that we have made to the Registration Statement as a result of the full conversion of the shares of Series D Preferred into shares of Common Stock upon the filing of the Nevada Amendment address this comment.

7.	Please revise to clarify the offering price of the shares of Series D preferred stock and common stock. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note your disclosure that the company’s Series D preferred stock is not traded on any securities market and the company does not intend to apply to have the company’s Series D preferred stock traded on an existing market. As a result, please revise to clarify that the shares of Series D preferred stock will be offered at a fixed price for the duration of the offering.

Response:

Since the Series D Preferred Stock no longer exists, we have eliminated the discussion of the offering price thereof.

8.	We note your disclosure on page 21 that if your common stock fails to meet the standards for quotation on the OTCQB, the common stock will be quoted on OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. In such a situation, your common stock would need to be offered at a fixed price until the exiting [sic] market requirement is satisfied.

Response:

We concur in your view and so confirm.

Prospectus Summary, page 1 Overview, page 1

9.	Please note that your disclosure regarding your current business and current operations should accurately describe your current company. Please revise to provide a more detailed summary of your current business and current operations to include the steps you have taken to date to become an operating company. Please revise to clarify, if true, that you have not provided any electric vehicle charging services to date and have not installed any charging stations to date. To the extent that you discuss future business plans here, such as your intentions to provide electric vehicle charging services and charging stations, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. Please also provide similar disclosure in the Description of Business section on page 25.

Response:

In response to the comment, we have added material indicating the steps that we have taken to move from a development stage company to an operating company. We have added material indicating that we have not provided any electric vehicle charging services to date and have not installed any charging stations to date. We have addressed future business plans, etc., and financing matters in the Plan of Operations, to which we have cross-referenced. We have indicated that because the Plan of Operations depends on financing the obtaining of which is not predictable, we cannot provide firm dates for the attainment of goals.

10.	Please refer to the eighth paragraph discussing net losses and your working capital deficits. Please revise to disclose your cash on hand as of the most recent practicable date.

Response:

We have complied with this comment by adding a sentence making the suggested revision at the end of the referenced paragraph.

11.	We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your monthly “burn rate” and the month you will run out of funds without additional capital. In this regard, we note that you had total cash assets of $1,504 as of September 30, 2014, while the expenses related to this registration statement alone total $33,127.

Please also revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. In this regard, we note your disclosure elsewhere that you are seeking equity and/or debt financing in an amount of at least $4,637,500 to enable you to continue to meet your capital needs for the next 12 months. Please clarify what types of activities you will be able to conduct if you are unable to raise this full amount.

Response:

We have complied with this comment where requested and have also added appropriate material in the Plan of Operations.

Risk Factors, page 6

12.	We note your audited and interim financial statements disclose certain related party loans. Please revise to include a risk factor discussing these related party loans and any associated risks.

Response:

We have complied with this comment by adding the suggested risk factor.

We have incurred losses, page 7

13.	Please reconcile the net loss amounts disclosed in the first paragraph with the amounts disclosed in your audited and interim financial statements.

Response:

We have complied with this comment.

Selling Shareholders, page 19

14.	We note your disclosure in the first paragraph that none of the selling shareholders are broker-dealers. Please also tell us whether any of the selling shareholders are affiliates of broker-dealers.

Response:

We have inquired of the selling shareholders, each of whom has advised that it is not an affiliate of a broker-dealer.

Plan of Operations, page 31

15.	Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Response:

We have complied with this comment by augmenting the Plan of Operations. We have indicated the circumstances under which we expect to start generating revenues, while indicating our inability to determine when or whether this will occur.

Related Party Transactions, page 34

16.	We note that you have entered into a related party loan agreement with Mr. Howe. Please file a copy as a material contract.

Response:

We have complied with this comment by filing the loan agreement as Exhibit 10. 8.

Executive Compensation, page 38

17.	Please revise the summary compensation table to include compensation for 2014.

Response:

We have complied with this comment.

Signatures, page 65

18.	Please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer and at least a majority of your board of directors in their individual capacities. Refer to Instruction 1 to Signatures on Form S-1. In this regard, we note that Mr. Howe has signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacities.

Response:

We have complied with this comment. We note that the Registrant has only one director, namely, Brian Howe.

Exhibits

19.	We note that you have incorporated by reference Exhibit 3.2, which is the Certificate of Designation for your Series D preferred stock, from the Form 8-K filed on October 27, 2014 (the “Super 8-K”). We note, however, that Exhibit 3.2 to the Super 8-K is a Certificate of Withdrawal of Certificate of Designation. Exhibit 3.3 to the Super 8-K appears to be the Certificate of Designation for your Series D preferred stock. This Exhibit 3.3 appears to be incomplete, however, in that the second page, which follows the cover page, starts with an incomplete sentence. Please re-file the Certificate of Designation for your Series D preferred stock and revise your exhibit list accordingly.

Response:

We have complied with this comment by correcting the reference to the Super 8-K. Please note that, while the second page appears to start with an incomplete sentence, the sentence actually begins at the end of section 2 of the previous page.

Exhibit 5.1

20.	We note the company intends to file an amendment to its articles of incorporation providing for sufficient authorized and unissued shares of common stock necessary to permit full conversion of the registered shares of Series D preferred stock. Please have counsel advise regarding his basis for his opinion that the registered common stock has been “duly authorized” and “will be validly issued, fully paid and non-assessable” when the company currently does not have sufficient authorized and unissued shares of common stock to permit full conversion of the registered shares of Series D preferred stock.

Response:

Some words were dropped from the original text of my opinion. I apologize for my failure to proofread carefully. We have filed new and proper opinion.

* * * * * * *

We are not filing a request for acceleration in connection with this amendment and will provide the appropriate acknowledgments when we do.

Sincerely yours,

/s/ Barry J. Miller